

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-mail</u>
Bonnie J. Malley
Executive Vice President and Chief Financial Officer
The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut 06102-5056

     Re: The Phoenix Companies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed August 6, 2014
             File No. 001-16517

Dear Ms. Malley:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Joel Parker

                               Joel Parker
                               Accounting Branch Chief